

Mail Stop 7010

January 23, 2008

<u>via U.S. Mail and facsimile</u>

Mr. Donald C. Nicholson
Terra Nostra Resources Corp.
790 East Colorado Blvd, 9th Floor
Pasadena, CA 91101

      Re: Terra Nostra Resources Corp.
             Amendment No. 1 to Information Statement on Schedule 14C
             Filed January 3, 2008
             Form 10-QSB, as amended, for the quarter ended August 31, 2007
             Filed October 22, 2007
             File No. 0-49631

Dear Mr. Nicholson:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your responses to our prior comments 1, 5, 6 and 7, and we await your responses. We may have additional comments.

2.   We note that you did not file a redline of the first amendment to the Schedule 14C. With your next amendment, please provide us supplementally with a redline that marks the changes between the original 14C and the first amendment, and file a redline that marks the changes between the first amendment and the second amendment.

Amendment No. 1 to Information Statement on Schedule 14C

3.   We note your response to our prior comment 2, and reissue it in part. We note your statement that you need to increase your authorized stock to comply with requirements to issue shares under various contracts. State the total number of shares you are required to issue under the contracts, identify the parties who will receive the shares, and briefly describe the subject matter of the contracts.

We also note your statement that you need additional shares to effect any acquisitions or seek equity financings that may require the issuance of additional shares. Please state explicitly whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any future acquisitions and/or financings (other than with regard to the 10% Senior Secured Convertible Promissory Notes). If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions.

4.   We note your response to our prior comment 3, and your statement that you will have to issue 21,178,682 shares if all of the notes and warrants are converted. Clarify whether this amount assumes all of the $30 million of notes will be sold or is based only on the $26.2 million of notes sold to date.

Closing Comments

As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, Timothy Levenberg, Special Counsel at 202-551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Peter J. Gennuso, Esq. (fax 212-980-5192)
       Timothy Levenberg
       Tracie Towner
       Donna Levy